Exhibit 99.1

Borr Drilling Limited – Collections update Mexico

Borr Drilling Limited (NYSE: “BORR”) (the “Company”) is pleased to announce that it has agreed with its major Mexican customer to receive payment settlement for approximately $125 million related to its outstanding receivables.

The Company expects to collect this amount in the first half of February 2025. These payments represent over 75% of the outstanding receivables with this customer as of December 31st, 2024. These collections will be subject to an agreed financing fee in the mid-single digit percentage range.

Patrick Schorn, CEO of Borr Drilling, commented: “The commitments by the Mexican government and the PEMEX administration towards establishing a sustainable supplier payment mechanism, of which this payment proves, will in our opinion favorably reflect on future offshore drilling opportunities in Mexico”.

Hamilton, Bermuda

30 January 2025

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “expects” and similar expressions and include statements relating to timing and amounts of outstanding receivable settlements, establishing of sustainable payment mechanisms of customers, future offshore drilling opportunities in Mexico and other non-historical statements. Such forward looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to contracting, and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward -looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208